UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Rackable Systems, Inc.
(Name of Issuer)
Common Shares, $0.001 par value
(Title of Class of Securities)
750077109
(CUSIP Number)
FEBRUARY 22, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]	Rule 13d-1(b)


[X]	Rule 13d-1(c)


[  ]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


CUSIP No. 750077109

1.	Names of Reporting Persons:
H.K. REALTY, INC., FOR THE ULTIMATE BENEFIT
OF ITS SOLE SHAREHOLDER HARESH JOGANI

I.R.S. Identification Nos. of above persons
(entities only):
95-4602481
===========================================

   2.	Check the Appropriate Box if a Member
of a Group (See Instructions)

      (a)	NOT APPLICABLE

      (b)	NOT APPLICABLE

=============================================

3. SEC Use Only.............................
============================================

4. Citizenship or Place of Organization:
Los Angeles, California
============================================

Number of Shares
Sole Voting Power:  1,951,925
Beneficially Owned
Shared Voting Power:  0
by Each Reporting
Sole Dispositive Power: 1,951,925
Person With:
Shared Dispositive Power:  0
==========================================

9. Aggregate Amount Beneficially Owned
by Each Reporting Person:
1,951,925 of Common Stock
========================================

10. Check if the Aggregate Amount in Row
(9) Excludes Certain Shares
(See Instructions):  NOT APPLICABLE
========================================

11. Percent of Class Represented by Amount
in Row (9):	6.62%
=====================================
12. Type of Reporting Person (See Instructions):
CATEGORY:	CORPORATION
SYMBOL:	CO
=================================

CUSIP NO. 750077109	SCHEDULE 13G
_____________________________________
Item 1.

	(a)  Name of Issuer:

       	Rackable Systems, Inc., a Delaware
corporation (the "Company").

	(b)  Address of Issuer's Principal
Executive Offices:

	       1933 Milmont Drive
	       Milpitas, CA 95035


Item 2(a).  Name of Person Filing:

H.K. REALTY, INC., FOR THE ULTIMATE BENEFIT OF ITS
SOLE SHAREHOLDER HARESH JOGANI

Item 2(b). Address of Principal Business Office or, if none, Residence:

         The address of the principal business
office of each of the Reporting
         Persons is:

   2016 Riverside Drive
   	Los Angeles, California 90039

Item 2(c). Citizenship:

	Citizenship is set forth in Row 4 of the cover page for each Reporting
         Person hereto and is incorporated herein by reference for each such
         Reporting Person.

Item 2(d)  Title of Class of Securities:

         Common Shares, $0.001 par value
(the "Shares")

Item 2(e)  CUSIP Number:

         750077109


Item 3.    If this statement is filed pursuant
to ss.ss.240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person filing is a:
	(a) [ ] Broker or dealer registered under
Section 15 of the Act
(15 U.S.C. 78o).

	(b) [ ] Bank as defined in Section
3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ] Insurance company as defined in Section
3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under
Section 8 of the Investment Company Act
of 1940 (15 U.S.C. 80a-8).

	(e) [ ] An investment adviser in
accordance with ss.240.13d-1(b)(1)(ii)(E);
	(f) [ ] An employee benefit plan or
endowment fund in accordance with
	 Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or
control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as
defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded
from the definition of an investment
company under Section 3(c)(14) of the
Investment Company Act of 1940
(15 U.S.C. 80a-3);

	(j) [ ] Group, in accordance
with Rule 13d-1(b)(1)(ii)(J).



Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows 5 -11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based upon the Company's Annual Report on Form 10-Q filed on November 28, 2007, the total number of outstanding shares of Common Stock was 29,486,547 as of October 31, 2007.


Item 5.  Ownership of Five Percent or Less of
a Class
	If this statement is being filed to
report the fact that as of the date
hereof the reporting person has ceased
 to be the beneficial owner of more than
five percent of the class of securities, check the following: [ ]


Item 6.  Ownership of More than Five
Percent on Behalf of Another Person

        Not applicable.


Item  7.   Identification and Classification
of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding
Company

        Not applicable.


Item 8.  Identification and Classification of
Members of the Group

        Not applicable.


Item 9.  Notice of Dissolution of Group

        Not applicable.



Item 10. Certification

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 22, 2007

H.K. Realty, Inc.


By: __\s\ Anil Mehta___________________
 	Anil Mehta as its President
CUSIP NO. 750077109
SCHEDULE 13G
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